- Page 1 of 8 -
     OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
hours per response....14.5
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Unisys Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

909214108
(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

- Page 1 of 8 -

CUSIP No.	909214108	Page	2	of	8

1	NAMES OF REPORTING PERSONS MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		34,787,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,787,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,787,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

- Page 2 of 8 -

CUSIP No.	909214108	Page	3	of	8

1	NAMES OF REPORTING PERSONS MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		34,787,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,787,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,787,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

- Page 3 of 8 -

ITEM 1. SECURITY AND ISSUES
          This Amendment No. 6 to statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Unisys Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at Unisys Way, Blue Bell, Pennsylvania 19424.
          This Amendment No. 6 amends and restates in full each of the items set forth below. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Schedule 13D originally filed November 27, 2006 (the “Original Statement”).
ITEM 4. PURPOSE OF TRANSACTION
          MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders.
          In order to retain its flexibility to determine to increase MMI Investments’ holdings of Common Stock to more than 10% of the outstanding Common Stock of the Issuer, MMI Investments on August 13, 2007 notified the Issuer of its intention to file and filed a Notification and Report Form under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) and requested early termination of the waiting period pursuant to the HSR Act. The waiting period under the HSR Act expired on September 14, 2007. The Reporting Persons are permitted under the HSR Act to purchase additional shares of Common Stock such that the Reporting Persons could hold up to $500 million (subject to adjustment from time to time in accordance with the HSR Act, with the current threshold being $597.9 million and increasing to $630.8 million as of February 28, 2008) in total market value of Common Stock at the time of such purchase. However, MMI Investments does not currently intend to purchase Common Stock of the Issuer if, as a result of the purchase, it would own more than 14.9% of the outstanding Common Stock (which would have represented a market value of approximately $213 million based on the number of shares outstanding at September 30, 2007 and the closing price on February 15, 2008).
          On November 5, 2007 the Reporting Persons determined that they and their representatives intend, at any time and from time to time, to engage in a proactive dialogue with members of the Board of Directors and management of the Issuer, as well as with other stockholders and other interested parties, regarding the undervaluation and strategic configuration of the Issuer, potential strategic alternatives available to the Issuer to increase stockholder value and other matters relating to the Reporting Persons’ investment in the Common Stock of the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.
          On January 7, 2008, MMI Investments submitted to the Issuer’s Board of Directors a letter with attachment, filed as Exhibit 2 hereto, discussing MMI’s views concerning the desirability of the Issuer engaging a qualified investment bank to conduct a review of strategic alternatives to maximize stockholder value, including the value of the U.S. Government (federal, state and local) business of the Issuer. MMI Investments also requested a response from the Issuer prior to January 23, 2008. MMI Investments indicated that if a satisfactory response was not received, MMI Investments intended to consider all alternatives available to it, including with respect to the 2008 annual meeting of stockholders of the Issuer.
          The Issuer announced on January 23, 2008 that it had postponed the date for shareholder notifications for its 2008 Annual Meeting to facilitate discussions with MMI Investments. On February 19, 2008, the Issuer announced that it plans to hold its Annual Meeting of Stockholders on July 24, 2008 and that the deadline for submission of shareholder proposals and director nominations for such meeting was June 2, 2008. The Issuer also announced on that date that it believes that the rescheduling of its 2008 Annual Meeting will allow it additional time to explore, with its investment banker Bear Stearns, certain portfolio rationalizations and other actions that may enhance shareholder value. On February 19, 2008, MMI Investments issued a press release announcing its support for the actions of the Issuer announced on that date. A copy of the MMI Investments press release is attached hereto as Exhibit 3 and is incorporated herein by reference.
          Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending on various factors, including, without limitation, the outcome of the discussions, if any, referenced above, the Issuer’s financial position and business strategy, the price levels of the shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, changing their intention with respect to any and all matters referred to in this Item 4.

- Page 4 of 8 -

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) Based on 351,525,102 shares of Common Stock outstanding as of September 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2007, the Shares owned by MMI Investments represent approximately 9.9% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.
          Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments’ and MCM’s knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.
     (c) There have been no transactions with respect to the Common Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.
     (d) No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.
     (e) Not applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

- Page 5 of 8 -

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.
Date: February 20, 2008

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC
General Partner

By:	/s/ JEROME J. LANDE

Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By:	/s/ JEROME J. LANDE

Jerome J. Lande
Executive Vice President

- Page 6 of 8 -

SCHEDULE I
MCM Capital Management, LLC (“MCM”)
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation

John S. Dyson	Voting Member and Chairman of MCM;
1370 Avenue of the Americas	Voting Member and Chairman of Millcap Advisors, LLC
New York, New York 10019	(“Millcap”), a Delaware limited liability company
1370 Avenue of the Americas, New York, New York 10019

Clay B. Lifflander	Voting Member and President of MCM;
1370 Avenue of the Americas	Voting Member and President of Millcap
New York, New York 10019

- Page 7 of 8 -

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of November 27, 2006, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Statement)

2.
Letter and attachment, dated January 7, 2008, from MMI Investments to the Board of Directors of Unisys Corporation (incorporated by reference to Exhibit 2 to Amendment No. 5 to the Schedule 13D filed on January 8, 2008).

3.	Press Release, dated February 19, 2008, of MMI Investments

- Page 8 of 8 -